UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                      SCHEDULE 13D

         Under the Securities Exchange Act of 1934
                     (Amendment No.     )*

                 ELITE PHARMACEUTICALS, INC.
             -------------------------------
                    (Name of Issuer)

                      Common Stock
              ------------------------------
               (Title of Class of Securities)


                        28659T200
                      --------------
                      (CUSIP Number)

                  Edward B. Winslow, Esq.
                Jacobs Persinger & Parker
77 Water Street, New York, New York  10005    212-344-1866
----------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                      October 7, 1998
    ------------------------------------------------------
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-7(d), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      SCHEDULE 13D

CUSIP No. 28659T200
-----------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).

     Jerome Belson
-----------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                 (a) / /
     MEMBER OF A GROUP (See Instructions)           (b) /X/

-----------------------------------------------------------
(3)  SEC USE ONLY

-----------------------------------------------------------
(4)  SOURCE OF FUNDS (See Instructions)

     PF
-----------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             788,500, inclusive of 277,500
                          shares which there is a right to acquire.
REPORTING PERSON     --------------------------------------
WITH                 (8)  SHARED VOTING POWER

                          ---
                     --------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                          788,500, inclusive of 277,500
                          shares which there is a right to acquire.
                     --------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                          ---
-----------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     788,500 shares, inclusive of 277,500 shares which
     there is a right to acquire.
-----------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN                   /X/
     ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

-----------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.6%
-----------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     IN

                      SCHEDULE 13D

CUSIP No. 28659T200
-----------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS(entities only).

     Maxine Belson
-----------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                (a) / /
     MEMBER OF A GROUP (See Instructions)          (b) /X/

-----------------------------------------------------------
(3)  SEC USE ONLY

-----------------------------------------------------------
(4)  SOURCE OF FUNDS (See Instructions)

     PF
-----------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             15,000
REPORTING PERSON     --------------------------------------
WITH                 (8)  SHARED VOTING POWER

                          ---
                     --------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                          15,000
                     --------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                          ---
-----------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     15,000 shares
-----------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN               / /
     ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

-----------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%
-----------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     IN

                        SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

    This Schedule 13D relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Elite
Pharmaceuticals, Inc. (the "Company"), whose principal executive office is located at 165 Ludlow Avenue, Northvale, New Jersey 07647.

ITEM 2.  IDENTITY AND BACKGROUND

    The names and addresses of the persons filing this Schedule are as follows:

    Jerome Belson, whose address is Jerome Belson
Associates, Inc., 495 Broadway, New York, New York  10012.
Jerome Belson is Chairman of the Board of Jerome Belson
Associates, Inc., a real estate management company;
Chairman of the Board of WE Magazine (magazine on lifestyle of people with disabilities); and President of Associated
Builders and Owners of Greater New York, Inc.

    Maxine Belson is a housewife and the spouse of Jerome
Belson.  Her address is 197 Rugby Road, Brooklyn, New York
11226.

    Neither Jerome Belson nor Maxine Belson, has during the past five years been (i) convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Jerome Belson and Maxine Belson are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The aggregate purchase price of the 788,500 shares of Common Stock of the Company (inclusive of 277,500 shares of common stock which there is a right to acquire in accordance with warrants that are currently exercisable) purchased by Jerome Belson is $1,741,528 including brokerage commissions. Included in the aggregate purchase price of $1,741,528 is the sum of $195,968 which is allocable to the purchase of the warrants. Jerome Belson used his personal funds to purchase such shares of Common
Stock.

    The aggregate purchase price of the 15,000 shares of Common Stock of the Company purchased by Maxine Belson is $84,400 including brokerage commissions. Maxine Belson used her personal funds to purchase such shares of Common
Stock.


ITEM 4.  PURPOSE OF TRANSACTION.

    The purchases of the shares reported in this Schedule
13D were made for the purpose of making an investment in the Company. Consistent with such purpose, Jerome Belson has had and expects to continue to have discussions with management of the Company concerning the Company and the investment of persons making this filing therein. Jerome
Belson may also engage in such discussions with other shareholders of the Company.

    The persons making this filing may, in the future, purchase additional shares of the Common Stock of the Company depending on the price of the shares and circumstances at the time such acquisitions, if any, are made. Alternatively, any of the persons making this filing may at any time determine to realize on such person's investment in the shares of Common Stock through the sale of the shares.

    The persons making this filing have no present plans or proposals to effect one or more of the transactions enumerated in paragraphs (b) to (j) of ITEM 4 of Schedule
13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) As of the close of business on October 6, 2000, Jerome Belson and Maxine Belson beneficially owned 788,500 and 15,000 shares, respectively, of the Company for an aggregate of 803,500 shares representing approximately 8.7% of the outstanding Common Stock of the Company (based on information from the Company's Quarterly Report on Form 10-
QSB for period ended June 30, 2000). The shares owed by Mr. Belson includes the right to purchase 277,500 shares of common stock represented by warrants that are currently exercisable.

    (b) Each of Jerome Belson and Maxine Belson has the sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of the shares of Common Stock of the Company owned by each of them.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO THE SECURITIES
         OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1:  Written agreement relating to the
filing of a joint acquisition statement.

                        SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 2000

                              /s/ Jerome Belson
                              -----------------------------
                              Jerome Belson

                              /s/ Maxine Belson
                              -----------------------------
                              Maxine Belson

EXHIBIT 1

    The undersigned hereby agree that the Schedule 13D and any amendments thereto, filed by Jerome Belson and Maxine
Belson under the Securities Exchange Act of 1934, (the
"Act") reporting the beneficial ownership of shares of Common Stock of Elite Pharmaceuticals, Inc. may be filed with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Act on behalf of the undersigned.

Dated:   October 6, 2000


                              /s/ Jerome Belson
                              -----------------------------
                              Jerome Belson


                              /s/ Maxine Belson
                              -----------------------------
                              Maxine Belson